The Blackhawk Group, Inc.
PO Box 377, Canal Street Station
New York, NY 10013
T +1 917 338 7710  F +1 917 546 9048

December 9, 2010

Mr. Walter V. E. Parker
4 Old Camp Lane
Cos Cob, CT 06807

RE:  Interim Employment Agreement

Dear Mr. Parker:

This letter (this “Agreement”) confirms our mutual understanding that you, Walter V. E. Parker (hereinafter, the “Executive”), have personally agreed with Blackhawk Capital Group BDC, Inc. ("Blackhawk” or the “Company”)  to accept an offer of employment as defined below and, in connection with the Company’s Regulation E offering, as described in Blackhawk’s Offering Circular dated November 16, 2010 as amended (the “Offering”), to assist in securing equity funding (the “Funding”)  in an amount up to a maximum of $5,000,000, or such lesser or greater amount as determined in the sole discretion of the Company’s Board of Directors.

Interim employment terms and compensation shall include the following:

Corporate domicile:  Greenwich, CT, or such nearby location as shall be agreed to.

Interim Job Title of Executive:  President. The Executive shall with the Chief Executive Officer be a senior operating executive of the Company.

Reporting Relationship; Access: The Executive shall report directly to the Company’s Chairman of the Board of Directors. The Executive shall have full access to the Company’s books and records in the routine performance of the Executive’s responsibilities.

Term of this Agreement:  the first to occur of one calendar year from the date of execution of this Agreement or the date 90 days after the final closing of the Offering, by which date the Company will enter into a formal employment agreement with the Executive.

Base Salary: For the first six months of the term of this Agreement, the Base Salary shall be $10,000 per month and for the remaining term of this Agreement, the Base Salary shall be $15,000 per month, subject to customary withholding taxes and similar deductions, which will be payable on the 15th day of each month unless such day is not a Business Day (as identified under Connecticut law) in which case payment shall be made on the immediate next Business Day.  At the election of the Executive, payment by the Company shall be made either by check or by electronic payroll deposit.  The Base Salary obligation of the Company to the Executive shall accrue until the Company closes the first $1,000,000 of Funding pursuant to the Offering, at which time the accrued Base Salary shall be paid forthwith and all subsequent monthly Base Salary obligations shall be paid on a current basis as reflected above.

Compensation in Company Stock:  Upon the completion of the first $1,000,000 of Funding under the Offering, the Executive shall receive forthwith 250,000 options on the Company’s Common Stock, exercisable at $0.40 per share, and upon the completion of the next subsequent $1,000,000 of Funding under the Offering, the Executive shall receive forthwith an additional 250,000 Options on the Company’s Common Stock, exercisable at $0.40 per share.  Upon the completion of the next subsequent $1,000,000 of Funding under the Offering, the Executive shall receive an additional 200,000 Options forthwith on the Company’s Common Stock, exercisable at $0.40 per share, and upon the completion of the next subsequent $1,000,000 of Funding under the Offering, the Executive shall receive forthwith an additional 200,000 Options on the Company’s Common Stock, exercisable at $0.40 per share, all under the Company’s Stock Option and Grant Plan.

Expenses: The Company shall provide the Executive with a funded expense account for payment of third party expenses incurred by the Executive in the routine and normal execution of his responsibilities relating to the business and the Offering.  The account shall be funded at a monthly rate of $500.00.  The Executive shall submit receipts to the Company relating to the use of funds from the expense account.  Should the Executive need to incur an expense for lodging, meals, travel or communication which in any single instance is in excess of $250.00, the Executive shall inform the Company and ask the Company to either directly pay the expense in advance or to fund the expense account with an amount estimated to be sufficient to allow the expense to be paid in advance.  If such individual expense request is not approved by the Company, the expense shall not be incurred.

Hold Harmless: During the term of this Agreement, the Company shall indemnify and hold harmless the Executive for any and all actions undertaken at the direction of or on behalf of the Company with respect to the Offering and or the execution of his duties or management of his responsibilities.  Should the Executive require the assistance of legal counsel in connection with matters arising under or from this Hold Harmless provision, the Company shall be fully responsible for the cost of legal counsel and related legal expenses.

Formal Employment Agreement between the Company and the Executive:

The Company and the Executive will enter into a formal employment agreement upon the completion of the Offering.  The terms of such employment agreement shall include:

Title: President. The Executive shall assume the additional title of Chief Executive Officer of the Company at a time deemed appropriate by the Company and the Executive; it is the intention of the parties to this Agreement that the Executive shall assume the position of Chief Executive Officer of the Company within two years of the signing of the formal employment agreement. The Executive shall also serve as Chairman of the Company’s Investment Committee when the Company elects to either acquire assets or fund investments to expand the Company’s investment portfolio. Members of the Investment Committee shall be designated on a regular calendar quarterly basis and shall include officers of the Company responsible for the sourcing of potential investments. The Investment Committee shall recommend investments and funding conditions to the Company’s senior executives for approval. The Investment Committee shall meet as needed, but at least weekly. The rules of operation of the Investment Committee shall be established in writing and approved by the Company’s senior management prior to the Company’s election to acquire assets or commence funding of investments.

Annual Salary: To be determined by the Company and the Executive, but until such time as determined and agreed in writing, the Executive shall continue to be compensated within the provisions identified in the “Base Salary” section of this Agreement, except that the monthly Base Salary shall be $25,000.

Annual Bonus: Until more specifically determined by the Company and the Executive, the Annual Bonus shall be structured and paid in accordance with the scope, amount, standards and practices of US publicly-traded Business Development Corporations for a President or  President and Chief Executive Officer, as appropriate.

Participation in Blackhawk’s Stock Option and Grant Plan: Until more specifically determined by the Company and the Executive, participation in Blackhawk’s Stock Option and Grant Plan shall be structured and paid in accordance with the scope, amount, standards and practices of US publicly-traded Business Development Corporations for a President or President and Chief Executive Officer, as appropriate.

Other benefits: The Executive may participate in the Company’s health insurance plan and other benefit programs for senior Company management in accordance with the standards and practices of US publicly-traded Business Development Corporations for a President or President and Chief Executive Officer, as appropriate.

Responsibilities:  The Executive’s duties and responsibilities shall be commensurate with the standards and practices of US publicly-traded Business Development Corporations for a President or President and Chief Executive Officer, as appropriate. Such duties and responsibilities shall be identified and agreed to by the Company and the Executive in writing on or prior to the completion of the Offering.

Severance: Until an Employment Agreement has been executed by the Executive and the Company, if the Executive is terminated by the Company from employment with the Company for any reason other than Cause (as defined according to the standards and practices of US publicly-traded Business Development Corporations for a President or President and Chief Executive Officer, as appropriate), the Executive shall be paid immediately upon termination an amount equal to six months of either the then-effective Base Salary or Annual Salary, whichever is in effect. At termination, the Executive shall also receive all Stock Options that have been granted to such time and a pro-rata amount, based on the number of months completed within the current year as a percentage of twelve months, of the higher of the prior year’s Annual Bonus payment to the Executive or the accrued but unpaid current year’s Annual Bonus for the Executive. Under no circumstances shall the Annual Bonus severance payment to the Executive be less than $100,000 if the Company at such time of termination shall have raised at least $1,500,000 pursuant to the Offering.

Directors and Officers Insurance (D&O): At the earliest opportunity, the Company shall obtain D&O coverage for the Directors and Officers of the Company, including the Executive. The D&O coverage must be reasonably satisfactory to the Executive, and the Executive shall be reasonable in evaluating the source of the coverage and the terms of the policy(s).

Notices.  All notices, requests, approvals, demands and other communications required or permitted to be given in connection with this Agreement shall be in writing and shall be deemed to have been duly given: upon receipt, if personally delivered or sent by facsimile transmission; one (1) business day after sending, if sent by overnight delivery service; or two (2) business days after mailing, if mailed by certified mail with return receipt requested, postage prepaid; and in each case to such party at the following address:

(a)	If to the Company:

Dr. Craig A. Zabala
President and Chief Executive Officer
The Blackhawk Group, Inc.
P.O. Box 377
Canal Street Station
New York, New York 10013
Fax: (917) 546-9048

(b)	If to the Executive:

Walter V. E. Parker
4 Old Camp Lane
Cos Cob, CT 06807

Amendments.  This Agreement may not be amended except by a written agreement signed by both parties hereto.

Assignment; Binding Effect.  This Agreement may not be assigned by either party without the prior written consent of the other party.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement.

Entire Agreement.  This Agreement and the documents incorporated by reference herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, discussions or negotiations, whether written or oral.

Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of laws.

No Third Party Rights.  This Agreement is not intended and shall not be construed to create any rights in any persons or entities other than the Company and the Executive and no person or entity shall assert or be entitled to assert any rights as third party beneficiary hereunder.

Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original but all of which together shall constitute but one agreement.

Waiver.  The failure or delay on the part of either party to exercise any right, power, or privilege herein, shall not constitute a waiver thereof. No waiver shall be effective unless in writing.

Headings.  The headings and captions in this Agreement are for convenience only and are not a part of this Agreement.

Interpretation.  Neither this Agreement nor any provision contained herein shall be interpreted for or against either party solely because that party or that party's legal representative drafted the provision.

Enforcement; Venue; Service of Process.  In the event either party shall seek enforcement of any covenant, warranty or other term or provision of this Agreement or seek to recover damages for the breach thereof, the party which prevails in such proceedings shall be entitled to recover reasonable attorneys' fees and expenses actually incurred by it in connection therewith.  The parties hereto agree that this Agreement is performable in New York County, New York and that the sole and exclusive venue for any proceeding involving any claim arising under or relating to this Agreement shall be the federal court (Southern District of New York) located in New York County, New York.  The parties hereto agree that the service of process or any other papers upon them or any of them by any of the methods specified and in accordance with the Notices section herein (other than by telecopy) shall be deemed good, proper, and effective service upon them.

Very truly yours,

BLACKHAWK CAPITAL GROUP BDC, INC.

By:	/s/ Craig A. Zabala
Name:	Craig A. Zabala
Title:	Chairman, President and Chief Executive Officer

Accepted and Agreed to:

By:	/s/ Walter V.E. Parker
Name:	Walter V. E. Parker, individually